





IN THE UNITED STATES DISTRICT COURT FOR THE
EASTERN DISTRICT OF VIRGINIA

Alexandria Division

UNITED STATES OF AMERICA	)	
	)	CRIMINAL NO. 1:14-CR-188
v.	)	
	)	
CREDIT SUISSE AG,	)	
	)	
Defendant.	)	
	)	

WAIVER OF AN INDICTMENT

I, Alan Reifenberg, acting on behalf of Credit Suisse AG, understand that Credit Suisse AG has been accused of an offense punishable by imprisonment for more than one year. I was advised in open court of Credit Suisse AG's rights and the nature of the proposed charge against Credit Suisse AG.

After receiving this advice, Credit Suisse AG waives its right to prosecution by indictment and consents to prosecution by information.

Date: 5/19/14

Corporate Representative's Signature

Alan Reifenberg
Printed Name of Corporate Representative

Signature of defendant's attorney

EDMUND P. POWER VA BAR #68541

Christopher A. Wray
Printed name of defendant's attorney

/s/
Rebecca Beach Smith
Chief United States District Judge

CAW
AR
EPP